BOAZ BIKES

2022 Report

Dear investors,

Dear Esteemed Investors,

I hope this message finds you well and full of the same passion that ignited our journey together. As we stand on the cusp of new endeavors, I want to reflect on the essence of why you believed in Boaz Bikes in the first place.

You saw the potential - not just in a company, but in a vision to revolutionize urban mobility. Your unwavering support signified a shared belief that we could redefine how cities move, create sustainable solutions, and enhance lives.

Amidst challenges and victories, that belief remains our North Star. Every stride we take is propelled by the trust you placed in us. Our goal has never wavered: To build a future where micro-mobility is synonymous with safety, convenience, and positive impact.

As we move forward, let's carry forward that original spark. Let's drive harder, dream bigger, and surpass even our own expectations. Together, we're crafting a legacy of innovation, resilience, and change.

Thank you for your trust, your investment, and your unwavering commitment. Let's keep pushing the boundaries and achieving the remarkable, just as we envisioned from the start.

Onward and upward,

We need your help!

As we embark on an eventful year, we recognize that our journey's success is intertwined with your invaluable partnership. Your support will play a pivotal role in achieving our goals:

Amplifying Awareness: We're seeking your assistance in spreading the word about Boaz Bikes. Your network and enthusiasm can help us reach a wider audience, fueling interest and engagement.

Raising Capital: Our expansion ambitions require additional capital. Your continued investment and support can empower us to unlock new markets, seize opportunities, and accelerate growth.

City and University Partnerships: Connections matter. If you can help facilitate introductions to potential city and university partners, you'll contribute to our strategic initiatives and market penetration.

With your collaboration, we can navigate these priorities and achieve collective success. Your engagement is a driving force behind our journey's trajectory.

Sincerely,

Our Mission

We are hoping to have an early exit in late 2021. We plan on expanding into 20+ cities by mid-2021 and with the mass production of our newly designed scooter, we plan to expand to 60-100 cities by the end of 2021. If a merger/buyout doesn't happen we hope over the next 3 years to be the #1 shared scooter provider worldwide. Our new scooter design is like nothing else currently on the market. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A+

The Good

Record Revenue Growth: 2022 saw remarkable revenue surge compared to 2021, reflecting our strong market presence.

Arizona Triumph: Our triumphant Arizona market launch and third permit secured signal strategic growth success.

Cash Flow Victory: Achieving cash flow positivity underscores our sound financial management and growth strategy.

The Bad

Funding Challenges: Despite relentless efforts, we faced hurdles in raising sufficient funds to fuel our ambitious expansion goals.

Market Setbacks: Key launch markets faced unforeseen challenges.

B2B Stalling: Hindered by insufficient funds for our franchise program.

2022 At a Glance

January 1 to December 31

$753,160 +31%
Revenue

$7,183 [93%]
Net Profit

$15,513 +19X
Short Term Debt

$875,385
Raised in 2022

$150,000
Cash on Hand
As of 07/21/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$576,970
$97,031
$753,160
$7,183
2021
2022

Net Margin: 1% Gross Margin: 29% Return on Assets: 0% Earnings per Share: $Infinity Revenue per Employee: $35,865 Cash to Assets: 18% Revenue to Receivables: – Debt Ratio: 94%

Boaz_Bikes_Signed_Audit_Report.pdf

Dec_31_2020___2019_Audit.pdf

We ❤ Our 3722 Investors

Thank You For Believing In Us

Ammiel Anderson	Sajad Zalzala	Sharonda Felton	Joseph Oseghale	Joanne Miller	Roger Nurse	Anthony A Cook
Jason M. Fields	Tony Mclean	Michael Bacon	Travis Jackson	May Atkinson	Derrik Oates	Emil I NNANI
Ingo Ngoyama	Martin Isaac	De Mario Brown	Bradford Moore	Constance OBryant	Maximilian Orlando	Craigh Brown
Elizabeth Perkins	Midian Jones	Okwudili C Amaechi	Tan Quan Nguyen	David Macario	Marvin Tillman	Janell Evers-Gomilla
Kevin Brown	Rodney William Mclendon	Thomas Trotman	Alexis Sayles	Roy Barsati	Dana White	Fonda Byerson
Luis A Rivera Blanco	Tony Rattana	Jermaine Grandison	E King Sanders	Calvin McDowell	Aminifu Bektemba	Jennifer Indeliclae
Antonia Bonds	Akeem Reid Wight	Marquette Oliver	Craig Jonas	Lionel Brown	Dan Ringo	Patrick Kitson Robinson
Frances Caldwell	Bernie Thomas	Kishon Forsyth	Michael Anthony Duronslet	Timothy L Lewis	Linda E Carlson	Issac H Furlough
Wayne B. Wheatley Sr.	Krystal Chase	Tiffany Y Brown	Keenan Kelly	Elizabeth Annette Cambri...	Kurtis T Irby	Kenneth Smith
Brent Douglas Beatty	Neva Taylor-	Stanley Saintelus	Reonda R. Silva	Demond D Birden	Larry Griggs	Marcus Clark
Victor Chub	Debra Hammond	Zonyiho Dongbetor	Richard Dahan	Thomas Connolly	Darryl Griffin	Shawn Paulling
Ahmed K Lewis Jr	William Smith	Gail Walker	Joe Leigh Bacon	Joseph Lizyness	Le Monte Wayne Peters	Hatem Rowaihy
Miah Shull Olmsted	Hector M Del Pino Jr	Henri Fulgence	Terry Young	Benjamin W Mertz	Joshua Armah	Michael Myers
Fred Mindlin	Jacie Colle Rowe III	Tanisha Perez	Faisal Mohammed A AJAJI	Jacob Amanquah	Valerie Griswold	Adeola Ifaturoti
Noel Obed	James Anger	Gabriel Ugalde	Terri A Pinder-Chambers	Gabriel Quintana	Jeffrey Lamery	Gwen G. Carter
Marena Clunie	Anthony Chavira	Samuel Oppong	Donald Millet	Begins With You Case Ma...	Bryan Saint-Louis	Glenda Kerry
Angela M Moffitt	Katie B Marshall	Calvin Shakoor	Eder Flores	Agnes Battle	Ja Von Glover	Melisa Bartlett
Ja Nique Sadler	Lyle Notice	Isaac Donkor	La Shonn Edmunds	Harshad Joshi	Wanda Simmons	Standley Eugene
Katherine Blomquist	Juan Edward WILLIAMS	Perry Myers	Robert Morman	Everett DIXON	Brian Delrosario	Everett Person
Jannette Coleman	Michelle McDonald	Linwood D Holmes	Tal Rachleff	Gregory Green	Michael Willis	Joel E Wright
Ronald Green	SirSteven Robertson	Mario J Fizer	Mahmood AlQuaiti	Junior Rogers	Desiree' D. Taylor	Todd Cowles
Jeanine Greenidge	Fares Ksebati	Darron J Lasley	Gyula Kangiszer	Desiree Robertson	Juan Jackson	Trae Heather
T F	Malik Robinson	Anthony Byrd Sr.	Jeff Gray	Martez Carr Sr.	Kami Kazekage	Erika McDougall
Terrance Clanton	Freddie Freddy Fred	Rick Johnson	Erin Muru	Phyllis Ellison	Dillon Makinen	K. Aline Montgomery
Valerie Ward	James Gambucci	Peter Woods	Jared Skinner	Valerie Stokes	Tony Proctor	Roderick Herron
Pacquin White	Kyle Bradby	Om Prakash John Gilmore	Mo Bolaji	Brett Marley	Ken Leader	Myron Brigham
Changu Newman	Richard Clark	Shawn SCOTLAND	Erwin Valenova Bonilla	Brandon Reed	Chris Morrison	Gerald Lawrence
Marcus Campbell	Alicia Porter	Keith Ali	Ibukun Olayele	Desmond McFerrin	Eric B Gsu	Fenell Davis
Victor Pinto	Earl Buck	Nicole Van LUN	Jeremiah Griffin	Cameron James	Emanuel L Ward	Susie L Sanders
Sean Temple	Gary Tortomasi	Paul Byron	Ibok Ibokulus	Chad Stanley	Dameon Ellis	Darla Cummings
Corey Washington	Nicholas Stewart	Done Today Lovelock	De Lovunn Blackmon	Antonio Plummer	Paul Strocko	Austin Sahota
David LeGrone	Darnell Evans	Duncan Crabtree-Ireland	Jeremiah Rougeau	Prakash Dhimal	Edwin Henderson	Avery Carlton Fields
Reginald Wells	Stacey Ann Gibson	La Wann Stribling	Melissa Wiley	Angela Pryor	Tamara Tucker-Ibarisha	Latricia Tanksley Pitts
Amethyst L Generette	Nevery Berry	Angenetta Frison	Jamaal Vassell	Dwight D Thomas	Michael Collier	Luis Barraza
Margo Stanley	Lance S. Marshall	Jasmine Daniel	Trish Charehwa	Mark Ham	Yvette Fleming	Eton Hutson

Albert Fairconeture Jr.
Cameron Brown
Terrance Hawes
Shirley Neal
Tasha Marchyou
IRA D Jarry
Karen Washington
Donte Newsom
La Vonne Speach
Abby Harry
Alex Koffi Helsey
Zanita Tisdale
James Cabral
Jeanne Sterman Findlay
Emery Sheffield
Bobbi Rounds
Cujo Sandiot
Entre Arizona
Alonzo Lewis
Audra Lane
Tanya Ricks
Eric M McClery
Donnelle Monegna
Harold Redding
Rick Dunlap
Paul Watson
Eric Fowler Sr.
Trey Cochran
Jessica Koahoa
Whitney Warden
Monique Boyce
Adrienne and Robert Smith
Renee W Hill
Paul Gilmer Jr.
Kamisha Georgia Peach H...
Jazmine Brokaw
Juan Montiel
Grizzly Que Thomas
John Jones
Ramon Antonio Rodrigu...
Pee Jai
Benjamin B. Austin
Alvin Holmes
Tanya Fearon
Michanna Talley Tate
Andrew Dunlap
Shawn Miranda
Gerardo D
Leonard Smith
Joseito Ortiz
Christopher SOBIESZEK
Nikkolas Kennedy
Sharkalyah Y Patterson
Tiffani Davis
Janet Dedmon
Mark Dabu
Tisha Matthews
Jose Huerta
Simeon Osiris Haynes
Anne Cromwell
Mike The Senior Higgs
Romel Gerome
Donnie Lisenhart
Verron Headley
David D. Lewis Jr.
Shantelle Ortiz
Calvin Hines
Coseem Rogers
Robert P Farhat
Chris Threatt
Carissa Cole Croy
Lucien Presnell
Anthony Barnes
Sondra Sandifer
Frances Allen
Tiana Jackson
Tyra Eichelberger Kremling
Pj Braxton
Cass Ann
Larry Anthony Kidd
Sonya Pierce
James Dornevil
Harvey Trey Strickland
Byron Lanear
Fidelis Bekong
Tina Marie Bostick
Jerome Washington
Derrick Champion
Andrew Arnold
Edgar Mata
Derrick Lowe
Rodney Stewart
Jamar Thompson
Cynthia Allen-Williams
Tammy Malone
Nicola Ferrara
Stacie Mitchell
Cachena McMillan
Tammy Hester
William Finch
Terry Fears
Clifton Jones
Rashawn Farrar
Rachel Jones
Gilbert Fra
Bran Don Fagan
Kelvin Ramont Davis
Priscilla Lopez
Baron Huntington
Mempheattle Smokedawg
The Carson Collective, LLC
DeAngelo Green
John Stettner
Jc White Ressle
Walton Egerton
Vincent Roberts
Katina Foster
Godfrey Smith
April Wilson
Rayshaun Sheppard
Ridwan Oloko
Dale Richardson
Anthony Hill
Berkeley Shaheen
George Blackwell
Cromwell Dyette
Dennis Hendricks
Gill Charles
Robert Shabazz
Murray Adams
Ne Keshia Henderson
Baltazar Goodger
Ran DIM
Tonia Naani
Brian Farquharson
Derek McKeever
Treneclo Butler
Bruce Zakee Rasheed
Lamberto Palma-Ignacio
Brandon Harold
Nabor Rodriguez
Caleb Buenconsejo
Shavon Moore
Sharohn Johnson
Sheriff D Yusuff
Teniecha Cowart
Eboni Williams
Malick Bilal
Yo Htoo
Princess Verlyndia Sharne...
Bernard Tenny
Neverson James
Javan Steadham
Ainsley Lewis
Hale Inanoglu
Christine Rainford
Nasim Pasha
Sino Jang
De Mario Darrell Watts
Idler Bonhomme
Sherron Brown
Joelle Craddock
Murray A. Hill
Adrian Curry
James Nelson
Rafael HAMILTON
Martin Spears
Joseph Shoyoye
Justin Thornton
Starr Williams
Brendolyn Davis
Latrina Jones
Kaylin Nwobu
Dawson Mauck
Satchell Doyle Jr
Natalie Durden
Sharon Salisbury
Candace Price
Stefonte Goodell
Bryan A Haule
Telisa Harris
Jedidiah Brown
Emontee' Williams
Levon Howard
Duane C BOYD
Razel Garcia
Amir Harmon
Tanisha Reed
Dayo Awosika-Olumo
Rafael Abarilla
Avery Francis
Darrell Lewis
Robert Andrew Wood
Andefonci Addi
Dante Waters
Fino Vega
Derrick Shepherd
Desmond Evans
Charlisa Wynn
Koffi Kouassi
Phillip Picou
Rocheka Thomas
Rashad Snowden
Kameisha Thomas
Char Nena Thomas
Brian Merritt
Adriene Sheffield
Hakim Glover
Tyisha Liddell
Devarian D. Merryweather
Nicole McCready
Christopher Newsome
Joseph JOHNSON
Corlise Rogers
Samuel Babbs
Prakash Iyengar
Felicia Comeaux
Carol Robillard
Pamela Sukhum
Walter David Ritter
O H Town Hayes
Moe Gmn Johnson
Dwight Sibbles
Denise Young
Jay Jackson Sr.
Myron Johnson
Akira Zachery
Yen M Chea
Jerome Hubbert
Dom Sinclair
Noreen Edwards-Potten
Corey Alvarez
Ashley Swart
Yolanda Jackson
Alonzo Blount
Angela West
Wayne Brown
Thaddeus Shaw
Jeff Johnson
Tonya Foreman
Valencia Copeland
Dusk 108
Olajumoke Okunola
Terry Ferguson
Milton T. Nettles, Ed.D.
Gabriel R. McNeal
Cyril E. Dash
Levernare Thomas
Randy Priest
Krystle Hill
Tracey Cox
Jasiel Moreno
Cybel Brown
Debbie Hill
Len Badgette
Paris Buchino
Sunshine Rutledge
Michelle Barry
Diego Gomez
Quinn L Driggins
Cammy Titus
Mike Shaffer
Priscilla Bradley
Sanaan G Gordon
Veronica Kincaid
Alexander Alston
Carlos Sprinkle
Chris Bledsoe
Kevin Cooper
Bx Blaq
Aj Davis
Robert Burgos
Craig Kincaid
Tyrone J CHAPPLE
Mbaye Ndoye
Quincy L Hall
Erica Emmanuel
Chris Epps
Browne Carmen
Mena Nimley Otobo-Sheriff
Alex Warren
Kristen Fisher
Chris Jackson
Sidni Simmons
Phillip Smith
Diane Jackson
Jermaine Durham
Wala Tillman
Carlos Brown
Quentella Stevenson Smith
Patrick Ragland
Nate Schrock
Tanisha Howard
Natasha Green
Juanita Lipscombe
Latrice Weston
Carla Maranon AGBAYANI
James Anthony Coleman II
Stephen Hatton
Paul Varkey
Andrew GORDON
Roberta Hoye
Chad Stubbs
Deborah Bell
James E Warren
Katie Krawczyk
Roderick Moore
Lashonda Pickett
Arim Murphy
Dareus White-Jones
Ty Kelly
Sonja Palmer
Mohumad Hamdan
Summer Britford
William A Corrao
Chanel Brown
Victor Carrington
Ty Augustus
Daniel Goddard
Mianca Reid
Jeffery Mack
David Lee Hickson
Godwin Dilibe Offiah
Ryan Griffin
Julius Ward
Karin Scott
Ramon Torres Diaz
Tenia Mackell
Abdul Rahim Brown
Joe Bolane
Javon Romeo
Alexandria Burkard
James Muse
Edward Kelly Medlock
Kelvin Bailey
Bobby Rouse
Katherina Nulls
Shelina Williams
Gregory Dwaine Pruitt
Deshawn Reid
Furquan R. Stafford
Tony Campbell
David Fequiere
Stephen Kusi
Julian Rosado
Victor Mobley
Rochel D'Abreau
Ebony Collins
Cheyenne McGlothen
Taneisha Holley
Nakeshia Ivy
Terrell Kennedy
Daniel Abraham Nava
Christopher Williams
Janee Harris
Ejay Lane
Shena Gilmore
Demetrius R D
Ashley Rogers
Prisncilla Coulter
Lorna Battles
Anika Jones
John Thaddeus Landry
Azadden Zindani
Stan Mays
Jarvis Coleman
Domonique Davis
Paul Vaughns
Malik Newman
Paul Cushnie
Afiya Jaxson
Eric T. Lewis
Jacob Williams
Bunmi Dnl Bosome Adebajo
Marcus Lee Shepard
Kenyanna Colenburg
Jace Lee LeJeune
Ebony N Gay
Yusfu Daramay
Felicia Uddin
Shala Jones
Demetria Grewton
Benjamin Sterling Jr.
Marlon Wilson
Solomon London Scott
Ralquon Ryland
Danny M. COX
Tavares Ray
Kelvin Harding
David Reed
Nikkia Mason
Yardley Dove Moise
Octavious Russell
Kevin Armando Escobar
Robert Rice
Johnnie Spann
Detra Dennis
Bayunka Hopkins
Cameron Redlowsk
Robyn Payne-Cox
Cedrick Davis
Tremell Watts
Marcel Dykes
Denise Ellis
Rodney Wildboy Pierre
Beverly Holmes
William Scott
Steven Mosley
Amanda Jones
Morris Anthony Young
Charles Daniels
Tiffany Sanks
Rosemary Isaac
Marsha Green
Dominique Maurice
Zelda Paul-Stewart
Vanessa Williams
Marcus Broomfield
Sharn Robertson
Lirone Dyer
Jl'Jamu Abdul-Rahman
Dawud Shabazz
Nicole Scott
Eric Pansbaker
Fredericka Simpson
San Seviera Christina Mar...
Jennifer Northington
Cody Hall
Cash Bradshaw
Kewan Pritchard
Nancy Dorwin
Courtney Manley
Michael Olivencia
Chantele Armant
Darryl Adams
Gregory Thomas
Marionette Bohanon
Monifa Kincaid
Joel Mijares
Wendweson Aklilu
Thomas Tobin Jr.
Davin Barnett Sr
Kevin Regis
Talvin Sullivan
Kavland Stewart
Gaynita Reynolds
Desjonne Kalea Dawkins
George A. Vaden
Vincent F Millan
Thick Jagger
Jonathan Williams
Curtis Rexford
Darius Thomas
Ceana Davis
George Price
Jamie Jaworski
Kelley Sexon
Gabriel Johnson
Mark Kirkland
Gerald Robinson
Stef Not Sorry MrsJackson
Janice Holloway
Jean Jackson
Kerry Goldyn
Emily Etherington
Donna Jackson
Dwayne Cowan
Sonny Cole
Myron Beck
Blake Harper
Dr Blackmoor
Dorian Whitney
Kelly Kelz
Haywood Hawkins
Warren Sanders
M Alexander Brown
Melanie Collier
Jamaica Acy-Elliott
Carlos Riggins
Traeye Logan
Robert Burnside
Meredith Lombardi
Kevin Michael Smith
Adesola Idowu
James R. Spears
John R Rust
Donald Polk
Dorcas Tunkara
David A Larkin
Georgette Benjamin
Jamie Allen
Demetrius Arswan Bibbs
Timothy Shaheen
Damon R Coles
Justin Kasperek
Andrew McElroy
Maria Mahal Bayler
Samiyyah Abdullah
Taylor Smith
Rahsaana Johnson
Chiquita Randle
Maleeq Marutle
Quan Wells
Jose Flores
Christina Archer
Mohamed Koroma
Adebimpe Ogunnaike
Michael Reid
Quinten Bule
Harrison James
Sean Pate
Dean K Taylor II
Leslie Wilson
Rickey Williams
Loraine Marr
Steven Thomoson
Courtney Erwin Tarver
Esperanza Arthur
Jamar Joye
Ryan L. Smith
Jamie Gabriel
Michael Seay
Tameka Johnson
Courtney A. Jackson
Delta Bryant
Ayana Greene
Kashima B
Nelvin D. Matthews
Tracy Jones
Cassandra Davis
La Rae James
Jimmie Neal
Tremayne Shaw
Melvin Sanders
Antonio Hobbs
Kwesi J
Richard McCorkle
Renard Owens
Raiford D Clemons Jr
W Glen Forster
Thedra Monroe
Angela Segrest
Emarree Williams
Adekemi Ademuyewo
Chinedum Okonkwo
Alexis Frazier
David Lowe
Angela Parker
Brian D. Banks
Chanae Mccottrell
Tiron Jefferson
Yonnette Taylor
Dejhana Jones
Rodrigue Djikeuchi
Queenton Simpson
Cindy Nichols-Parchment
Demond Richard
Armando Islas
Colin N. Alston
Mark Meyer
Antoinette McCormick
Todd Saunders Sr
Tim Stearns
Djeon Julian Fox
Alexius Franklin
Derek Langfield
Rohan Dyer
Jerrold Sterling
Billy Malady
Brett Morel
Curtis Lee
Lonnie J. Davis, Jr.
Winston Wither
Emanise Voltaire
Sherman Gammie
David Mizelle
Corey Anthown YEALS
Tanisha Johnson
Chess Owens
Jay Neal
Sophia Hayes-Lewis
Bernard Jackson II
Yvette Golden-Promise
Martel D. Harris
Sandra Yates
Yvonne Jackson
Lance Holt
Stephany Powers
Deneshia Frazer
William Marlin Pickens
Rodney Rojo Hooper
Ayodeji Otuyelu
Claudette Mena
Jendayi Roussel
Gregory Hedden
Aniekwe Alex
Anthony Heritage
Dexster Smith
Marshall McDuffie
Kenya Greenlee
Rafal Wyszomirski
Gerald Futrell Jr.
Shubhum Sidhar
Jon A. Ravenholt
Pedro Escalera
Esteban Marin
David C Church
Alvin Magee
Kevin Jones
Tara Rzdak
Ikyoleimoh Iyegha
Dee J Longgreen
Russel Batiste Jr.
John Keith
April Dev Neupane
Staci Kenner
Stephanie Isaac
Christopher Jackson
Demir Hasic
Melinda Saeed
Desquan Patterson
Cliff A Goll
Marcus T. Virgil
Robert Henry
Al Potts
Chloma Emetanjo
George Baxter
Mark Larson
Vander White
David Dickerson LOISEAU
Sheila Anderson
Katrina Malone
Javier Manzano
Paris Gisselle
Rilla Ru Bannister
Jalen Gildersleeve
Dirian Cloter
Rhonda Hawes
Sohail Buggan
Angela Lynette Jacobs
Giovanni Pylas
Michael Pierre
Edward Adams
Anthony Finley
Pj Braxton
Junior Gulzhoe
Justin White
Lee Cylla
Doyse Derome
Damion Reilik
Shameka Hodge-Holland
Ibrar Ahmad
Thaddeus Cooks
Duke Duncan
Abir Ashfakur Rahman
Edwin Daniel
Javon Bell
Leonard Scott
Milt Ervin
Victor G. Martinez
Marvin Johnson
Tim Adebayo
Alezia Bobah
Charlayne V Davis
Selena Bingham
Isaac Taylor
Ray Scott
Ezra Nnani
Gabriel McNeal
Peter Kinchen
Edward Luci
Lunel Montoban
Rosemary Feord
Averri Simkhous Peterson...
Mohammed ALMUGHAM...
Antonio Brown
Antonio Herron
Jossilynn Williams
Tanisha Jones
Jason Gelle
Douglas Garcia
Gary Matthew Clemens
Mohamed Al Suwaidi
Gboyega Salau
Gbessie Peal
Richard Pinn
Shanette Jenkins
Anthony Payouway
Cedric Scott
John R Mason
Melvin P Morgan Jr.
L T
Rita GARCIA
April Hawthorne
Tanya D Young
Horatius Coleman
Carlton Baker
Danielle Brown
Vonn Pettway
Brian Ngang
S.R.F. Smith III
Mollie Brauer
Caleb Mays
Anthony Coleman
Judah Asrcev
Angelo Woods
James Jones
John Delgado
Styves Maniget
Derwick Graham
Deundre & Ashley Grice
Marvin Young
Shonte Bryson
Dennis Billings
Clarence R PORCHIA
Chris Leach
Stuart G Robinson
Jennifer Edwards
Travis Traynham
Bobby Watson III
Andrea Roberts-Reedus
Ricardo Fuller
Tashona Miles
Joshua Johnson
Alaric Singletary
Terrill Wade
Jordan Baker
Jamal Hutcheson
Jeffrey Rodriguez
Ronise Parks
Will Purcell
Malik Leverett
Tavon Robinson
Armond Phillips
Erica Regina Ricks
Kathryn L MAJOR
Linsay Hearns
Darius Silas Anderson
Robert Carter
Shelley T Gremillion
Jason Garcia
Michael Reynold
Tierra J Anthony
Jessica Smith
Angela Goff
Christopher Sivals
Earl Clayton
Tammy Spillers
L Shields Ross
Michael Otis
Austin Stewart
Angela Patton
Crushlife King
Alberto Rodriguez
Matthew J Vinez
Harry Santamaria
Israel G Bernard
Brandon Mack
Keisa Edmondson
Mike Berk
William King
Sylvere Williams
Kelly Ocifo
Berlinda Ramirez
Shabaka Ramses
Arthur Dey
Laurence Chevis
Xavier Bonner
Dusty L Walker
Kamali Horton
Joann Bailey Matthews
Pamala Frieson
Trained To Go Trucking L...
Chauntelle Watts
Paul N Richards
Doc Floyd
Della Freeman
Kenny Reinoso
Tamara Graham
Rick Robinson
Martin Torres
Stacie Harrison
Bruno Bonilla
Jeremy Lewis
Gerald Zizwe Hackel
Darrell Turner
Clinton Brown
Arleatha Brooks
Deanne Ewers
Chefferry Lambus
Sofwon Jones
Desean Moore
Jonathan Bais
Jay Smith
Keith M Elam
Phinehas Kinuthia
Tiara Jones
Danny Cole
Aisha Wadud
Cameron Porter
Marcella Ashley
Tyran Boatwright
Richard L Jenkins
Antonio Brooks
Faith Williams
Samuel Oluwatimi Abayomi
Samuel Capehart
Ariel Daniel
Eddie Grant
Rhonda Ferguson
Wright Marissa
Bobby Marquez
Bonifacio Negrillo
Orlando Rivera
Jimmy Francis
Gary Lee
Tiffani Hollins
Brandon Franchiz Penna...
Kristi Paul Johnson
Jamie Davis
Teresa Matos
Antonio Payne
Amanda Davis
Melvin Ricky Gray
Jaimere Thurman
Tyrone Elijah
Don Schneider IV
Kareem Moseley
Henri Buford
Jason Taylor
Dee Dot Jonez
Yung Filosofa
Iman Davis
Tanisha Ferguson
Omar Norman
Lanita Stewart
Sonya Frey
Anthony Lee
Luci Prime
Timothy Hines
Richard Bailey
Andre Turner
Darryl Hillard Jr.
Derrick Perry Sr.
James Whitner
Vanessa Coke
G Chef Monty
Ashalee Marie
Yemi Agboyegbe
Claudio Quintana
Mike Evans Benton
De'anthony Jefferson
Murray Hill
Dwayne Stowe
Morris Geiman
Joel Vernon Blakeman
Jonathan Cherwa
Emily Tirop
Eugene Welsh
Andre Darden
Monica Donald
Dontez Bass
James Sjostrom
Kimberly Crider
Laurie Jackson
Patrick Enwerenye
Thembile Mtwa
Romaine Wright
Jonathan Latte
Mayank Patel
James AmbroseJr
Ricard Canales
Joseph Gardner
Andre Chapé
Kassandra Myers
MI Parker, LLC
Kevin Robbins
Larry Ridley
Stephen Williams Jr
Sharonda Williams
Leonie Wedderburn
Milton Burley
Kelly Fraley
Shameeran Bates
Dionette Ferguson
Gabrielle Moss
Damita Lee
Ericka Battle
Kenneth Roberts
Anthony Mayner
Jeremy Gregg
Shawte Price
Gregory Harris
Tina Seward
Shonda Lemon
Gladimy E Saladin
Jean E Ferrier
Yolanda Ryals
Jenifer Sexton
Kevin Stocks Jr
Robert Miller
Alvin Everett Hayes
Ashley Kembal
Sade Norton
Lonny Grafman
Regina McLane
Lee Suber
Felicia Cannon
Lamar Jointer
Darrel Mullings
Lashon Skeete
Colin R Richart
Paula Postell
Tamika Carter
Tamyka Davis
Ralphie Jean-Poix
Ricardo Brown
Craig Walker
Lisa Hill
Naomi Rouse
Lionel Hawkins
Keenan Griffin
Jamichael Mccants
Ray Richards
Kenton Perrin
Darvin Kerr Desir
Art Brown
Israel Oderanti
Paul Caughman
Michael Kingston
Anthony Mims
Noah Warfield
Adriene Williams
Domonique Smith
Dennis Davis
Sean Jones
Reginald Ruffin
Chris Canning
Dietmar Puppendahl
Deanna Banks
Deevon Lucas
Dean Dorsey
Mark Laffoon
Elijah K. Lewis
Christopher Peterkin
Michael Smith
Faron Burke
Terence Parham
Shaun P HOLMAN
Michael Bishop
Ko Seven
Anesia Rolle
Julian King Monroe
Denardo Dukes
François Ecclesiaste
Sean Johnson
Victor Harris
Darnell Jackson Jr.
Josh Chigozie
Cleopatra Best Best
Kelly Bridges
Carlston Daniels
Emmanuel Nyako
Nathan Romo
Pamela Brooks
William Koon
Jacqueline Leonard
Gerald Harper
Tameka Norman
Melanie Elaine Thomas
Clara King
Javette Curtis
John Ransom Jr.
Princeley Lafleur
Xavier Brooks
Abe Rodriguez
Jonathan Colston
Idella Wade
Dhaval Saraiya
Jonathan Sloan
Corey B Sipp
Prince KP
Porsche Williams
Disney Hook
Jonathan Bell
Trina Bryant
Karen Ward
Edmond Chery
David Stahlman
George Varney
Carlos Garcia
Hugh Jones
Stephon Evans
Drew Mc Glocking Jr.
Darrell Walker
Chaya Lopez
Terri Grigsby-Jefferson
Charmesha Satawhite
Eli Pash Smith
Ronald Carinisan
Nathaniel Moore
Tony Ford
Pierre Yves Coudrette La...
Samantha L Marine
Anthony Wallace
Reesee Sullivan
Ilea Moore
Mary Crews
Juan Padilla
Emilio Sparx
Darryl Williams
Kalilah Sharpe
Martial Kofando
Le Marcus Ziggy Watson
Tone Terrell
Savoeuth Soeum
Robert Tyler
Joshua Witherspoon
Javaris Deont E Spalding
Jamesetta Yvette Campb...
Bruce Joash Gray
Calvin E. Coats
Austin Aitken
Jav Yuki
D'vonzo Sanders
Sylvanious Lee Roane Jr
Walter Hendrix
Luigi Torres
Aaron Mitchell
Ian Folmer II
Carissa Abdul-Malik
De Paul Jeffries
Marqel Armani Lee
Joe Ann Hazell
Lynn COPELAND
Jonathon Panzera
Jay Bradford
Christine Brown-Clower
Eric Winder
Frank Derek Laster
Glen VanderKloot
Ora Witherspoon
Bryan Fonseca
Irvin Nigaruro
Heather Hanks
Tj Calabrese
Caleb Laster
Adnan Cilic
Stanley Hanks Jr
Andrew Melrose
Jessica Lopez
Loretha Pennix
Travis Wood
Dennis Heim
David Trexell
Brandon Thomas
Donovan Parker
Juanita Richardson
Keith Otuomagie
Elsa Evans-Cintron
Ishaq Majeed
Markeisha Blount
Alexandra Anderson
Sherlette Hobbs
Clestus Wingham
Michael Jackson
Dante Durousseau
Carl Watson
Michael Alli
Kyle Culbreath
Ylan Hunt
Derrick Prince
Wanda White
Wilhelm Sejour
Ricardo Carter
Mark Dixon
Lamonte Hardwick
Maurice Q James
James Sexton
Syretta T Smith
Kenneth S Scurr
Brienne Bailey
Judson Laurent
Michelle Kenney
Nikkisha Pritchett
Melvin Bradley Jr
Julia K Wright
Cortez Artis
Terry Lamont Bateman Jr.
Monique Moore
Lewis Nash Sr
Montrice Wilson
Fontella Robinson
Kula Manco
Precious Adeyemi
Sherry Echols
Timothy Brown
Corry Scott
Joyce Davis
Elsie Coffey
Bianca Corbitt
Kiel Barton
Marquez "Q" Williams
Geovani Serrano Laguna
Jerry Colbert
Patrick Williams
Deedre Oliver
Timothy Bryant
Ryan Phillips
Tanisha Foster
Gaye Dunson
Deryl Lawson
Bryant GRAHAM
Christopher Costa
Papa Nguirane Ba
Meghan May Hart
James Murphy
Joshua Bishop
Kevin Jones
Rita Williams
Khalid Sabree
Tanita Patterson
Bruce Pitts
Xavier Bouche Johnson
Ronald Moody
Ryan Cam Tron Cameron
Robert Lance Jr.
Tavian Jefferson
Moya A Pope
Bryant Hawes
Kevin Hall
Martina Mcmillon
Jessy Ed
Tiffany Everidge
Rick Chapman
Mathew I Gentry
Tyler Thomas
Alexis Taylor
Brian Wilson
Tawana Rivers
Isa Esp
Bayla Shoshana Israel
Anasha Cherleny
Ebony Hunte-Hercison
Angela Meadows Williams
Huey Brim
Christinia Eala
Johnny Edwards
Todd Wilkins
Herschel Williams
Crystal Carr
Santia Bailey
Cameron Ferrell
Rahmann 'Roc Steady' Pa...
Trakera Bolone
Chille Yardie
Evan George
Sarah Ghanta
Venis Siffard
Jamie J Harris
Jonerd La Rosa
Derrick Smith
IRA Kemitee
Sheldon Gray
Nicole Sparrow
Alec Winkelblech
Kenyo Rose
Joe Wong
Justine Gellien
Wouter Van Der Ley
Chris Bloss Bogarin
Vickie Wilson-Parker
Shelby Fountain
Shawn Jackson
Alfreda Gee
Steven COULANGES
Illustrious Campbell
Elijah Wilson
Daniel Meiners
Jennifer Thompson-wills
DelQuin L Jones Sr
Adwoa Asare
David Johnson
Theopilus Lowe
Amber Chizel Henderson
Jordan Montgomery
Mario Gibbs
Casanova Lazy
Dallas Hyatt
Mark Hill
Henry Jackson
Diamond Atlas
Rodney Conwell
Johnny Fields
Laklas Howard
Farrah La Ray Donaldson
Twanda Watson
Sylvia McCracken
Kecia Purvis
Twon Jackson
Christine Cee Cee Campb...
Marc Cummings
Joseph Gamble
Jaramecia Johnson
Brent Mitchell
Felton Bernard
Arnold Jayr Dedmon
Héctor Valencia
Linda Yeboah
Felicia Milton
Gerfield Baxter
Jay Norris
Tazhe Cooper
Adam Narcisse
Ryan Darr
Adam Hall Sr.
Frank Baucicot
Gina L. Maney
Joniaya Miller
Maurice James
Nikol Imani Dowis
Herve Gabriel
Martin Medina
Roy Rice
Ithiel Kirkpatrick
Linda Diane Lyons-Lee
Marcia Ellis
Juan Rafael Puente
Lisa Clem Johnson
Anthony Linson
Michelle Riggin
Suzan Harbin
Daniel Beckerman
Jennifer Lorenz
Justina Phillips
Eric Schreiber
Brittany S Webb
Jamil Crossland
La Toya Murphy
Romona Williams
Jarred Hall
John Guildry
Myida Long
Kurt Bembridge
Livingstone Willis
Sabrina Moton
Douglas Riley Jr
Tam Luong
Brandon Whitfield
Clete Bordeaux
Sean McGarry
Sandra Smith
Brandon Evans
Benjamin H NEWMAN
Sherwin Carr
Ulises Sandoval
Charles Vital
La Toya Shambo
Kiyandrea Graham
Reginald Frazier
Jeffery CHATMAN
Jessica Isaac
Clifton J Mc Millan Sr
Kelly Bradley
Esther L Howard
Edson Morgan
Cynthia Abbott
Ebone Fisher
Xzavier Jackson
Shenice Spriggs
Terrill Hibbert
Hassan Al-Amin
Nathan Williams
Robert C Davis
Anthony White
Tracy Holloway
Chris Josey
Deshawna Wilson
Ricardo E. Anderson
Brian Norris
Veron Tapper
Khalil Abdul-Rasheed
Luther C Jones III
Corey T Nelson
Robert Kinnebrew
Michael Armstrong
Christene Phillips
Andre Redding
Hope Cupit
Sandra Jno Baptiste
Ademola C Omisakin
Jrome Hoskins
Teniola Seanima
Quincey Simpson
Tine Winston

Condacey Davis
Tracey Wilkens
Elvridge Jack
Eric Andrews
Anthony T Jones
Verne Limage
Dwight Bunting
Remel Herbert Jenkins
Ekundayo Babatunde
Ave Maria Adams
Katana Carter
Brad Dancer
David Kelsey
Bernadette Tillmon
Michael Sullivan
Aura WAAG
Joanne Williams
Keenan Pryor
Brendon Henderson
Shawnte Coles
Martin Palmer
Jeffrey Taylor
Percy D Posey
Lacosta Ivy
Richard Stokes
Rubin Wright
Robert Banks
Porchia Lazier
Melvin St. Fleur
Jordan Thomas
Donald Craig
Nana A Bey
Lorene Evans
Juanita McKeller
Caswell Anglin
Ronald Jeremiah Simms
Fortrail Chiles
Beiyanil Pena
Boes McDonald
Jean Ronald Voltaire
Phillip Marsh
Ursula Marie Williams
Latifatou Alimi
Heavin Lee Hawkins
Jerri Demouchet
Naim Dean
Sidney Green
Aneth Williams
Keshia Clifton
Archie Hodge
Lori Wilson
Kyle Burton
Karen Mason
Gregory Allen Whitfield
Michele Heath
Kenya Chestang
Mechelle YOUNG
Ivan Mcclerkin
Kova Thicklin
Alvin Bailey
Jerri Brown
Al Davis
Elisha Jones
Maciej Grebowicz
Linda Powell
Danna Henderson
Erick Rogers
Frekiva Bailey
Mark X
Dreicoh White
Nathaniel Mercer
Billy Mungo
Charlotte Smith
Cierra Robinson
Ambrielle Sanders
Kwame N. Washington
Jessica Fulton
Floyd Simpson
Richard Moore
Antonio D Jackson
Darnell Dodd
Darieus Moye
Roxchelle Sims
Carlie Borrott
Travis Harlwy
Ina Martin
Eric D Green
Kaseem Powell
Haywood Jackson
Terrence Evans
Melvin Amara
Robert Glass
Shawnte E Coles
Claudette Jones
Patrick Spencer Tuttle
Connie Thomas
Carl Hartfield
Regina Moody
Pierre Calixte
Nicole Copeland
Donnell Griffin
Johnny Surratt
Nickishia Robinson
Juana Garcia
Bianca P
Garielle Battle
Celina C
Marcus McDaniel
Brian Kirby King
Tiny Bowman
Spencer Bobian
Sebastian Cofer
Judith Aimable
John Feeman
Michael Hollins
Nicholas Warminski
Lewis Anthony Cleaves
Mehdi Jalalian
Robert Myles
Cerina Gordon
David R Ashton
Calvin Benson
Aaron Jones
Erik Current
Pamela Gibson
Penny Sullivan
Jermaine Rogers
Umann McLeod
Tracey Carter
Darryl Barnes
Brian M. Morgan
Debrah Lia Daniels
Eleanor Long
Latisha Wise
Adrian Hill
Devron Mitchell
Yolanda N Conley
Maurice Elrod
Lee Summerville
Crystale Vail Spearman
De'shelle Williams
Todd Alley
Bernard L Lundy
Aaron Haire
Leslie Starks
Nikkii Lomax Baty
Ashanti Blue
Terry Ann DeCambre
Emerald Stowbridge
Alix Noel
Levar Greer
Tyrone Reynolds
Sandra J. Edwards
Jose Robledo
Jacob Gonzales
Tishema Wilson
Lajuan Robinson
Charles Ignace
John Mc Clain III
Kieara Johnson
Charles Black
Cheryl Hamilton
Jesse Bravo
Julio Lamour
Mingo McCutcheon
Phillip Vaghy
Tiffany Loyds
Christopher Roland
Javonne Scott
Oluwayemisi Adebanjo
Xavier Gelsey
Ricardo Leyva
Trenton Joiner
John M Straub
Michelle Yaa Nyarko
Jade Elise Dorwin
Creshae Mccloud
Sahirah Khabeer
Juanita Brazziel
Lakia Quonte Williams
Jorge Fernandez Jr.
Evan Logan
John Gibson
Baffour Dokyi
Winnetka Kiecka Smith

Bradford Curry II
Bryan Nowell
Shadawn Walker
Jordan Matthews
Sidney Champion
W Batin
Aisha Mock
De Marcus Williams
Eric Baldridge
Janelle Turner
Ronald Adorno
Durrelle Calloway
Thomas Salley
Yousef Alyakubbah
Tiffany Cook
Rafael Moore
Sean G Anderson
Kevin Kelley
Benjamin Okoye
Carla R Nash
Prabu Manickam
Ayobami OLUSEGUN
Christopher Jefferson
Brandon Primm
Fallon Leverson
Hakim Greenidge
Fenel Pompilus
Love Adeleke
Kizzy Piggee
Jocelyn Willis
Justin Reeves
Christopher Octetree
Kevin K. Owney
Antonyo Jackson
Julaina Glass
Jacques Charles
Ryan Collins
Shiquita L. Brooks
Keisha Kemp
Shakael Skeete
Michael Gordon
Lorri Searcy
Tanesia Simmons
Tia Gines
Lachaunta Brinson
Ahsin Ali Afzal
Sharika Munford
Darryl Simon J.r.
Christy Montgomery
Saeed Singletary
Dena Wright
Anwar Wallace
Terry Louis Trotter
Ahman Morthel
William Rivers
Vic Atkinson
St Vilus Sydney
Joseph Cardenas
David Bocage
Ka Shaunda Hudson
Cory Lanier
Natasha Blount
Crystal Rochez
Oscar P Coward
Monisola McGlone
Jamila Callender
Carmeka Wright
Joseph Hale
Tochukwu ANYACHONK...
Julius Barnes
Darian Lockee Guein
S W
Derrick M Johnson
Shaefrey Griffin
Tyson Billingslea
Steven Adams
Donna Dandridge
Marshalette Webb
Karla Willis
Ronald SIMPSON
Wanda M Adams
Jordy Mazariegos
Randy Bramlett Sr
Ruth Ferguson
Taneisha Floyd
Elzy Martin
Michael Campbell
Angelzye Suarez
William David Walker III
Ricardo Rose
Dray Horton
Andrea Scott
Antoine Davis
Glynda Goings
Jaclynne White Nnawuchi
Latasha Cooper
Kimberly Dorsey
Wilton Quarterman
Infinite Satterwhite
Timothy Muhammad
Ryan Ford
Francesca Dunston
Robert Brooks
Tau Manigat-Chatman
Antonio McBride
Tanner Crisafi
Irene Lopez
Anttoniee Madison
Javon Victor Stewart
Allen Ngoma
Daniel Alexander Cox
Cecilia Harris
Jackie CLayton
Donna Martinez
Jeff Maurice
Pearline Hogan
Abdul Shanaz
Shiwan Haynes
Jewell Noble
Tyssina Paka
John Moak
Corbin Coleman
Audie Lopez Ortega
James Holmes
Bryant McCoy
Rodney Baylor
Yolanda Bogan
Duane Holden
Angela Nicole Smith
Cory Berrang
Sharon Geyer
Amber Madden
Valerie Bell
Joseph Hallahan
Jason King
Charles Gilliam
Rickey Bradley
Marceline Estrada
Nicholas Barbare
Yvette Burroughs
Terrance Anfield
Joshua Turner
Jacqueline Caldwell
Darryl Stingley
Rutha Bowling
Antonde Branch
Clemoron Besant
Jonathan Moore
Kenneth Moondo
Michael WeFunder is a Fr...
Brandon Wilson
Terrell Scott
John W Steele
La Dawn Frasier
Uthman Abdus-Sabur
Steven Bradshaw
Abidemi Odeniyi
Jacob Butler
Zoe Hutchinson
Victoria T Giddens
Joel Fusilier
Ricky Massenburg
Nathan Edelen
Antoinette Robinson
Indira Williams
Roderick Blandino
Barry Green
Shinikke Stallion
Dominique Farmer
Adrienne McAfee
Wyatt Restivo
Keith Brown
La Tonya Manuel
Neishanyelik Vazquez
Nakia Chavis-Vaughan
Kelly Martinez
José Torres
Ronnetta L Newson
Diallo Hardy
Sonja Hayes
Christine Fevrier
Tiffany Daffin
Venus Wilcher
Thomas Humphreys
Sheila D. Smith-Adams

Yoni Limor
Wendy Urbaez
Seth Scott
Patrick TAMBE
Norris Campbell
J Brandon Hicks
Vyne Johnson
Dominic K Wilkins
Gayle Woodbury
Aasiyah Clark
Amy Mathews
Marilyn Monter
Kevin Diggs
Justin Allen
Liyaqat Sayeed
P E
Danny James II
Jethro G Young Jr
Samuel Britt
Ronika SIMMONS
Patrick Brown
Nicole Newson
Garvin Wells
Dymane Ferguson
Stephen Hatton
Larisha Stone
Matthew Daniels
Olden Gordon
Carlos Anthony Quinones
David Stevens
Khalid White
Jose Luna
Max Pierre Louis
Marti Latel
Quincy Moore
Paul J Gonsalves
Chean Colclough
Michael Conora
Brandi Cattouse
Shauna Johnson
Jaleen Hussey
Kamisha Baggins
Valerie Ann Prioleau
Abdimajid Abdi
Kareef Overton
Carlton Hamlin
Pamela Anne Schneider
Jesse Jordan
Carlamis Ballard-Smith
Serge Denis
Tony Brown
Andrae Genus
Zachary Thornton
Evan Robison
Jo Ann Smith
Dhamon Ware
Ronald Rogers
William Oglesby
William A Brimage
Martez Shaw
Sharon Maynard
Tyesha Cox
Katrina Owens
Paula Robinson
Kimberly Cannon
Alise Lateya Swinson
Michael May
Tashua Coleman
Iván Gonzalez
Rosa Seward
Randal Burkes
Shenita Williams
Timothy Gerald
Richard Wright
Darrin Holmes
Ulyssa Johnson
Brittany P.
Yomi Adebayo
Nicole Walker
Jo Ann Witchard
Doreen Schoenfelder
Tramaine Anderson
Jagnarine Ramjit
Marrea Nattialy Thomas
Patrice Washington
Javeon Watkins
Athena Abdulahad
Joshua Bernard Lewis
Dale Cadasse
Pamela Smith
Norman B Jones Jr
Sanad Bell
Manuelle Duvall
Timiko Morgan
Erica Boylen
Cheryl Harris
Justyn Hardwick
Jay Nelson
Latonya BERRY
Jeanna Jones
Anthony Velasquez
Bridget Bowman
Tanya Hales
Marvin C Tyus JR
Natasha Beaumont
Patrick Rudolph
Timothy Taylor
Carolyn Rhone
Shelli Lynn Davis
Anthony Williams
Brian Johnson
Maya Jackson
Edward Butler
Griffin Quirk
Marion Tyson
Bernard Grimsley, JR
Cassius Brock
Timothy Greene
Shannon Sweeting
Kiara Thomas
Palani Murugan Balakrish...
Akintunde Akinola
Deitrich Edwards
Tina Parker
Matthew Greer
Yolanda Brown
John Thompson
Hugh Saddler
Yannis Papadakis
Maura Burns
Brandi M. Ford
Latanya Blackman
Mackso Pierre
Kamulah Thompson
Dexter L Tann
Tiffany Riley
Dwain Gilleylen
Andrea Nicola Marra
Moises D Morales
Mitchell Ramsey
Laura Bennett
Julia Dormestoire
Valerie JORDAN
John Wiggins
Ajay Upadhyaya
Brandon Carter
Joshua Vaughn
Prince Reed
Frank Lewis
Damien Cooper
Dalton Ferdinand
Louis Green
Wendy Duveillaume
Jamika Howell
Christian Duboise
Racquel Smith
Christianna Colbert
Dagogo Obomanu
April L. Mitchell
Donna Bohannon-Glenn
Marvin Arboine
Jennifer Mccullough
Faheem Muhammad
Brianna Haughton
Alicia La Rose
Shante Gladney
Kristian Stiles
Robert Windmon
Juan Diaz
Thomas Gamby
Brad Starks
Pa Tryce D Henry
Jarmel Harris
Mykia Jones
Camille Cummins
Ken Whitehorn
Sterling Smith
Marcus Boazman
Sonja Atkins
Charo Taper
Billie KINGSTON
Kalben Akol
Whitney Mebane
Tremayne Poole
William Madison Robertson

Torrey Moore
Jessica Gilliam
Cedric Clark
Maurice Ketchakeu
Maria Davis
Abdul Suraju
Timothy Austin
Bertrand Ellis
Shawn Bradford
Jairus Williams
Erica Moss
Susan McCallium
Karen Emmanuel
Marcos V Sprouse-velouez
John Alexander
La Toya Smith
Theresa Gillard
Sigfrido Jeffrey Talavera
Francisco Téllez Rodriguez
Nikki Jarita Harris
Natavia D Hayes
Marguerite Smith
Starr Horsfall
Mari Nettles
Tahirah Aleem
Preston Pemberton
Kimberly Johnson
Kemi Fabode
Jaret Williams
Samuel Hannan
Miguel Lugo
Heaman Dhimal
La Mark Fields
Jerry Phillips
Layla Priest
Tasha Howard
Bobby Rosser
Mc Arthur Philippe
Devonda Walker
Tarah Hines
Tameka A Parker
Carol McClung
Sonya C. Morrison
Frances Rubenacker
Cortney Hill
Shamus D Harmon
Charles Smiley
D. E. Gill
Aron Morgan
Kerry Webb
Tomeeko Collins
Howard L. Covington
Michael Lewis
Kaleb Morrison
Paul Rhones
Talisa Hopson
Trenell Miller
Chakesha Blanding
Michael D Teeter
Dykinna Brown
April Bennett
Lawrence Lewis
Alethia Harris
Koryn High
Mozell Johnson
Jeffrey Love
Romana Reyes
Elizabeth Lewis
Trilla Stalling
Dave Fontecchio
Willie C Jones
Pierre WALKER
Rey Recinos
Tobias Holloway
Anshuman Rawat
Octavia Northern
Richard Castillo
Yolanda Sullivan
Nelson Singleton
David A Norman
Quinesha Baldwin
Ashley Gay
Stacie Boston
Arthur D Fletcher
Damaris McCollins
Bee Bi
Kim Robinson
Travis Winfrey
Latron Mcdowell
Mironda Laws
James Wilson
Carlos D CHANCELLOR
Antonio Patrick
Nichole Person
Kevin Wilson
Hidreka Kelly
Darrell Stack
Toshia Turner
Rebecca Simmons
Rizwan Haider
David Oglesby
Stephanie Williams
Thomas Brown
David C Ogbuaku
Malcolm Cotton
Norman Wilson
Arguster Davis
Dale Reece
Rosemary Isaac
Gary Johnson
Amina Millery
Melanie Haliburton
Tae K. Kim
David Pendell
Darren Brungardt
Faustina Iroha
Sean Richardson
Nurudeen Ademola
Nicolas Dorwin
Anthony Scott
Areena L Anthony
Eric Mayard
Floyd Smith
Victor Blakely
Darnell Howard
Caleb Harrigan
Jeanrive Ndjembi
Janice Denson
Diamondali And Shaida A...
Nathaniel Buckner
Angela Hunt
Da Vann Brown
Jose Martinez
Aaron Johnson
Edward Duran
Anthony La Regina
Evelyn Allen
Ja'nice Carley
Eric Koch
Ziporah Baez
Vershelle Robinson
Dion Lobley
Beverly Jones
Elbert Grayer
Jesse Hubbard
Mark Sullivan
Austin Gilliam
John Eshiba
Whitney Lloyd
Frank Strong
Alex Excell
Stanley Gervais
Lashawn Sanchez
Rice Barber
Nicholas Campbell
Vanessa Conley
Terry Anderson
Phallon Phyffer
Marikos Bowens
Vincent Shelvin
Marc Desmidt
Earl B Phillips
Gregory A Smith
Eugene Williams
Roderick DeJournett
Mario Hixon
Raalakhann Williams
Jordan Dillard
Jade Cameron
Terrance GOLDEN
Phil Taylor
Shane Boyer
Jonathon Guest
Nivan Khosravi
Jana M Johnston
Khaleel Muhammad
Joseph Gentile
Reginald Blount
Earnestine Oligbo
Johnny Shepperson
Samuel Taylor
Sandra Wheeler
Edwin Thang
Malcolm Glover
Shakeyla DOZIER

Brandon M. Parker
Latota Lyons
Jamique Enoch
Natasha Smith
Austyn Browning
Ross Blain
Asheem Steward
James Edward Kirksey Jr
Estelle Beauge
Thomas Allen Whiting Jr
Rajasekhar Yakkali
Ronald Ardary
Lance Oberlin
Karolyn Son
Andre Wright
Larry D Timberlake Jr
Russell G. Lewis
Sisay Dibabu
Mellanie D Smith
Christopher Canady
Andre Dewayne Green Sr
Brandon Brockington
Ezekiel Sayon
Nachelle Harmon
Jody Marie Scimone
Ugochukwu Obasi
Derek Wagner
Cha Dawn Parker
Victor Martinez
Candice Smith
Jeffrey Voltaire
Mathieu Jean-Pierre
Special Gay
Kristi Pierre-Batiste
Karmen Roann Williams
Floyd Howard Jr.
Melissa Robinson
Shawn Smith
Jason Samuels Smith
Bryan Barker
Dwight Gilmer
Gary Carter
Cedric Washington
Ceon Smith
Christian Tejidor
Crystal S
Marlon James
Justin Frazier
Norman Bennett
Eduardo H Rojas
Kalan Robinson
Ricardo Langlois
Katie Spann
Celeste Paige
Michae Taku
Donnell Worrell Jr
Tmia James
Taeesha Muhammad
Jamil Merrimon
Candace Aikens
Jardena Robinson
Leneise Porter
Clara Peaks
Debretta Mcdonald
Kimberly Brewington
Frank Muhammad
Chidinma Nze
Dale Spotts
Gennard Francis
Charita Adkins
Ilelabayo Olusegun OGUN...
Chukwusom Enekwechi
Pamela Smith
Cinnie L Mullins
Frederick Andrus
Lynda Graham
La Teisha Adeola
Urika Delvecchio
Cedric Xtavier Sanders
Terri Pillow
Cassius Reddick
Joseph Adam Newton
Shayla M Johnson
Carlos Mcclarin
Kanisius Mitchell
Joanna Regis
Fuchia Martinez
Norberto Cruz
Andrétta Garnes
William Richard Warren
Nadia Bean
Wayne Coles
Carolyn Patrick
Nicole Adams
Broderick Randall
Visay Vang
Monique Renee Utley
Rose Cellan
Ikeisha Cagle
Jennifer Reyes
Katherine Irving
Bibiane Duvil
Jessica Robinson-Rabon
Christopher Solano
Ivory Compton
Vision Planners
Chiara Grenaway
Jonah Overall
Claudia Chambers
Layna R. Awotwi
Elizabeth Johnson
Shareena T Fisher
Patrice Griffin
Melvin M Takahashi
Tiki Nelson
Shajerica A Lewis
Laura Kodjo
Xavier Bogle
Jonathan Williams
Troy Gillum
Phyllis McKay
Kya Douglas
Antoinette 4
Jeffrey Hart
Joseph Acosta
Abigail Bell
Amanda VanZuiden
Ike Chisom
Jared Gressett
Domonic Isabell
Tyrone Mitchell
Riena WIGGINS
Michael Clark Jr
Philip Carter
Tamirra Brown
Kenya Ward
Paul Bugni
Marques Wright
Shane JOHNSON
Omar K. Turner
Tay Tucker
Martin Shaw
Reginald Coleman
Daniel Major
Menominee Boyd
Deisha Jackson
Jaime Chapa
Dorothy Quinnie
Cayetano Nunez
Remond Windley
Brittany Obinyan
Hezekiah Perry
Lateef Thomas
Keith Henderson
Eric Parks
Diane Daniels
Marquel Reid
Whitney Butcher
Shaun G CARMICHAEL
Anthony Freeman
Jennifer J Warren
Donald Martin
Sunday Smith
Tiffany Sales
Clay Ogbulyi
Regina Tyrone
Kogboh L. Jalloh
James E Dixon
Sibusiso Ngubeni
Christopher T. Clark
Kiesha Harris
Kevin SCOTT
Laurie Reese
Oluwafemi Owolabi
Izzy Wallace
Elijah Walker
Dexter Thomas
Angela Lang
Derrick FOSTER
Angela Mahdi
Michael Mickens
Kimetra Newell
David Sistrunk
Derrick Mitchell
Carlo Norton

Jeffrey Bluford
E Lee Sutton
Scott Paillant
Christina Scott
Kenneth Scruggs
Jesse Lee Butler
David Price
Tinesha Houston
Jim Brown II
Rawn Brown
Frederick Bates
Jerry Blakeley Jr
Monique Hall
Sheldon Mccleave
Marcus Shaw
Gary Ballabio
Walter Phillips
Dartavion Smith
William Tyrone Cunningh...
Lesliefaye Gogins
Jodny Pate
Brittany N Rouse
Terrance Graham
Nate Williams
Efrem Woldu
Shola Akinwolere
Rodney Blackmon
Gary Dobbin
Richard F
Karey Collins
Shawn King Jr
Laurie Breedlove
Jeremy May
Eboni Allen
Jeffery Dillon
Aleia K. Brown
Mario Glisson
Rajahm Sellers
Darryl Jackson
Christopher Richardson
Taneke Jackson
Treina Shivers
Jamal Venable
Kelly Chapman
Antron L White Sr
Jamal Kelly
Marcus Matthews
Shawn M. Spivey
Shanice Markisha Martin
Angelo KNOX
Tamra Mandeldove
Timothy Chism
Franck Tene
Alysia Peoples
Nastassja Long
Mark White
Eliante NOEL
Malissa Morgan
Patrick Gadson
Odyssey Niang
Jason Robinson
Regina Wiggins Speights
Michael Peaks
Michael Butler
Eugene Swann
David Koogler
Katrina Alexander
Gabriel Gutierrez
Seth Nyamekye
Louis T. Reese Jr.
Justin Thwaites
Milliang Sie
Sonja Walker
Ventley Young
Darryl Jones & Jessica Fu...
Vander L White III
Cecilia Ramos
Dunica Charles
Sebrina Brooks
Reginald Powe
Treshuan Green
Jared Golatt
Suzette Shepherd
Anthony Chatmon
Reginald Foster
Albert Thomas
Kokou Tchakou
Jeffrey Fignar
Jessica Boyd
Robert W Milstead
Ronald L Henderson
Juanyetta B. Jones
Leonard B Shamburger
Renaldo Harper Jr
Jermaine Thomas
Jesse L Alexander III
Daiveon Dickerson
Uton Neil
Stat Miller
Shontae Cogle
Lonnie Chan
Jose Garcia
Melissa Wesley
Shaunta Cheaton
Antronette Robinson
Kenyi Harris
Ayesha Bright
Padreus Pratter
Jaine Jonathan Lindo
Destiny Jordan
Avidd Nolasco
Chris Walters
Simeon L SMELTZER
Orville Liddle
Denise Moore
Jesus Herrera Gonzalez
Derrick Allen
Qasim Weston
Jacqueline Simpkins
Estuardo Porta
Emmanuel C Fields
Michele Dade
Eumanual Dailey
Julius Hicks
Robin Wells
David Hay
Wuanda Figueroa
Sharmez Savoy
Joe Berrian
Beatrice N. Chatman
Kelley Abraham
Sabrina Smith
Cortez Hemphill
Rhonda Dennis
Tanene Jackson
Napoleon Harrington
Stella Beckhart
Alexis Hill
Ayn Devera
Verdella Bryant
Otis Wellborn
Fabian Lopez
Monaly Anderson-Gardner
Duvon Atkins
Tamara M Rashid
Kelley Jenkins
Kelvin Ayala
Christina Smith
Dominic Tamin
Sonel Cepoudy
Terri M Woods
Darren Catron
Robert C. Davis Jr
Aarica London
Samantha Ehrlick
Bryan Ballesteros
Johari Stewart
Kevin Welch
Ronald Burris
Samuel Obasanya
Jacretia Nance
Joshua Thompson-Blade
Brianna Wilson
Halle Reese
Bradley Wolfe
Kelli Williams
Radir A Annoor, SR
Alan Adebayo
Monet Denise
Hargis Jerome Silvels
Ryan Mitchem
Jenise Michelle Freeman-...
Ireeshia Berry
Erich Berry
Rick BAZE
Aster Westbrook
Emily Wallis
Disean Henry Lewis
Vincent Birks
Kimmery Merriman
April Malia Davis
Terrence Brown
Porsche M. Rosmon
Robert Delgado
Stephen B Bryan Jr

Annisa Fields
Quintessa McFadden
Emma Quintero
Antoine Jules
Eddie Burden
Duane Draughn
Darien Gipson
Erran P. Johnson
Gregory Howell
Brandon Madden
Jonathan Bonaventura
Cidalia Grami
Kii Wanda Johnson
Theron Harrison Sr
Sonya Allen
Roy Guillen
Roderick Boyd
Gabrielle Pittman
Jarmarr Washington
Charles Walker
Brenea Lytton
Anquinette Callis
Tianchie Allen
Jacqueline Jackson
Farrah Wright
Devon Gilliam
Iris Nevins
Ayana King
Samiyah Ali
Eric M
Yolanda Greene
Lonny Gill
Mobo Fabiyi
Tasha Mills
Justin Lambert
Greig Granville
Keedren Boston
Crystal Salmon
Victor Hugo Martinez
Shalonda Jordan
Arthur Hebert
Praveen Kumar Burgu
Micah Guillory
Naresh Dhimal
Lloyd Martin III
James Welcome
Dorthea Brown
Samuel Ozobu
Michael Ray
Everett C. Miller II
Edwige Tsafack
Jaime Heath
Rebecca Curtis
Teresa Luckey
Rotundra Greene
Fatimah Almonor
Michelle Delk
German Mejia
Robert Porter
April Mamou
Tanya Renee Boyce
Winston Thomas
C. Joseph Lavalais
Constance Mack
Robin Yancy
Renita Jackson
Liborio Brito
Mario Johnson
Nakisha L Lewis
Shikishia Mason
De Neisha Harris
Kayla Knazze
Terrence Matthew Bocage
Jeff Eichler
Tamara Bell-Alexander
John Proctor Sr
Sandra BURROWS
Terell Flowers
Quintessa Jefferson
Jennifer Rasheed
Beatrice Freeman
Shakil Moss
Rachel Walker
Droyannti Johnson
Devon Foster
James Walker
La Quanda Parker
Suzette Spears
Manuel Montanez9
Sharina Rodriguez
Eliakim Thorpe
Kevin Barnes
Draco Williams
Misael Harrigan
Shaad Brown
Bryan Sevilla
Tinequa Richburg
Jason Peters
Anthony Gallup
Anthony H
David Cocco
Frank Durham
Manker Blah
Johnny Adams
Glen Cardinal
Olivia Sanders
Rick Saddler
Khalia Jackson
Nicolette Dixon
Frederck L THOMPSON
Jeremy Isaac Maxwell
Bryan Jefferson
Axel Valles
Kendra Harper
Daphne Slater-Yemofio
Gabrielle Luster
Kevin Muthima
Henry Washington Jr
Kiel Tolbert
David Morgan
Isa Abdul-Raheem
Iedda Patterson
Jessica Shinn
Joe Brocato
Maurice Finley Jr
Gloria Prowell
Marques Goodwin
Jordan Kerry
Gerald Dupoux
Lisa SMITH
Brittani Powell
Caeli Goodson
Eryn S Jelonek
Erica Tolbert
Diamondali And Shaida A...
Asia Meador
De'andre Darnell Jamerson
Dion Meeks
Eric Carroll
Samuel Haynesworth
Raymond Moore
Ronald CLEMONS
Shanne Melvin
Ronald Chin
Mellanie Thomas
Jenetta Dixon
Ivan Jones
Kaleookalani Kalili-Gomes
Hudson Charles
Halen Montgomery
Darien Tiopins
Ashley Johnson
Jovandra Wagner
Baba Ahmed Alassane Ci...
Brandon Morgan
La Quin Blakes
Tim Gomez
Mohamed Jabbar
Padasse Tchassama
Franeka Hall
Melissa Anderson
Milo Pierre Jr
Jonathan Johnson
Matthew Spiegel
Israel Prince Joseph
Kenneth R Llewellyn
Richard Leak
Nicole A Johnson
Christopher L Mitchell
Charles Hopkins
Myrlene Nickens
Jaylon Norman
Calista Alaribe
James Wilson
Jonathan Moreno
Travis Evans
James Martin
Janice Nash
Babatunde George Oyeba...
Michele Boone Byrd
Oluwatosin Sodipe
Joshua McCoy
Infini Janelle Sanner
Peronica Riley
Alexis Norman

Darjuan Cortez Horton
Latoya Love
Julie Moore
Hassan Brown
William Sanders
Michael A Gross
Kenneth Gray
Dachary James
Komlan Messan Gamon
Mary Davenport
Hannah Esqueda
Antoine Nixon
Terry Dailey SR.
Jonathan Brown
Rickie Carter
Danny B Graham Jr
Walisa Lemons
La Tisha Travis
Brennan Jamaal Francois
Kenza Hill
Richmond William Nah
Joe Czachor
La Vincent Hardy
Rudy Valme
Sonya Redditt
Elestus Varnado
Efrain Espinosa
Cary S Reavis
Kathy S Cooks
Kenneth Duhe
Darnell Olivere
Kimberly Lawson
Rosendo Carranza
Jeremy Smith
Clarence Addo-Yobo
Marilyn Allen
David Foster
John Lloyd
Stanley Sam
Zhenyra Stewart
Joe Young
Sherrie Johnson
Donavyn Wilcock
Merline Deshommes
Terrance Wiggins
Justin Forzano
Alicia Baker
Al Chandler
Melanie Yeoman
Terita Levere
Dennis Price
Victor Uwitonze
Brandon Morotti
Auxavicir Carter
Deon Harding
Andrea Oliver
Chenell Stewart
Justin Merchison
Debra Mendes
Nakeatha Hodge
Kelly Davis
Donna GOODMAN
Patience SD
Raymond Ehios
Brian Holovaty
Arnold D. Gardiner
Cassandra Miller
Jinavette Davis
Timothy Gallon
Pamela Mulberry
Chardey Shows
Renand Agenor
Tymir Gravely
Deshawn C. Houston
Novella Felton
Queray McMiheik
Cory Cunningham
Lakesha Harrison
Alesha Flowers
Jerome Colbert
Stephanie D Harvey
Shaquel Johnson
Kamari Walker
Jurea Elbey
Zachary Farrow
Trudey Riggs
Terika Haynes
Khadeiro Montana
Dalena Robinson
Sean Pitterson
Kristel Rodriguez
Cynthia Williams
Otis B Wells
Davison Thomas
Grayling Roberson
Keturah Fulton
Danielle White
Fred DANIELS
Chantele Mallory
John Tamrat
Shelton Price
Marc C. Covington
Carroll Barriere
Grady Reed
Mark Jessan Hutchison-Q...
Vanessa Thibeau
Anthony Foye
Matthew Broady
Travis Gaskin
Jinelle Wint
Sanshiah Whyte
Javier Quintanilla
Marco Frabotta
Natina Talbert
Jonathan Bateman
Lamar Oglesby
Malcom X
Cleveland Denmark
Antwain Penn
Ta Lisa Bryant
Walter R Hudson
Julie Wilcher
Elizabeth Contreras
Todd Dawson
Kenneth Gourlay
Uplift Forever
Antwan Abrams
Patrick Jones
Aleta Sayas
James Brown
Andrae Palmer
Melanie Walton
Richard Barber
Craig Pryor
Ola C. Harris
Christine Torrence
Melissia Smith
Elizabeth Miller
Saneilia Nicole Newlin
Jose Ramirez
William Lewis
Sandy Hogan
First Lady Thrower
Jolette Cooper
Kendra Strowbridge
Deshay Wright
Carlon Livingston
Bradford Tidwell
Sharita Horton
Ankur Patel
Sheryl Kincy
Douglas R. Theus
Jamiyla Muhammad
Jonathan Ogden
Simone Smith
Jonathan Drayton
Anthony Blair
Whitney Leach
Olivia Bell
Sharika M Lassic
Pierre Emile
Macqua Woodside
Shayla Greene
Elliot Martinez
Michael Brown
Mona Laventure
Tanis Jeter
Emanuel Young
Princesslisa Ikpe
Lokus Ngo
Cassandra MOY
Marvin McGhee
Neil M BAKER
Shane Darby
Melinda May
Christopher Moore
Vern Brown
Carlos Eduardo Fuentes-...
Robyn Skinner
Jarmal Patterson
Breyon Harris
Terrence Russell
Stephane Fouché
Nicole Foster
Arnel Lebby
Kamol And Samya Ahmed
Hasani Adams
Jorge Novoa
Alaya Johnson
Katrina Coles
Brandon Easley
Benjamin Margetson
Derrick Turner
Ladale Morris
Marcus Anthony Bryant
Komi Abotsi
Angelique Jones
Michael Jackson
Judith Blackwood
Shawnika Kennedy
Gerald Walker
Ashlyne Pitts
Wenford Johnson
Waathiq UL-Hanif
Aisha Pleasant
Shaahn Williams
Ebenezer Yankey
Greg Burnham
Fredeline Bellot
Tenisha Barton
La Tefia M. Bailey
Nicole CASON
Steven Deleon
Thurman Clifton Warmac...
Willie Gray
Wallace Cole
Tomeka Thomas
Esmi Alcaraz
Trashon L Perkins
Roderick Williams
Alisa Holbert
Jarmont Barbee
Elias Wirz
Kristopher Riley
Sarina Watson
Lous Valerie Mamwa
Debra Dominguez
Melissa Gonzalez
Damian Woods
Raisa Turner
Shawnda Roberts
Demetrius Johnson
Oladotun Akilude
Yarley Geffrard
Dakhia Mayberry
Danielle Johnson
Detria L Davu
Stephanie Medina
Ja Tia Norman
Michaela Hatcher Blackwell
Jasmin Crawford
Felisha Brown
Simonne Johnson
Jarrett Bush
Crystal Hosey
Ross Matican
Shane Stowe
Joseph Winn
Lisa Wagstaff
Jessica Werner
Cassandra Ross Davis
Zenebou Sogoba
Andrea Shavonne Smith
Leandro Martinez
Richard Spencer
Jerome Nixon Jr.
Victoria Lovelace
Erika Moss
Jacqueline King
Donald Ray Toppins Jr
Bryan Wallace
Kendrick Vaughn
Nathan Vickers
Terrica Hollis
Richard Whitted
Doris Johnson
Juanita Daly
Baloay Coleman
Kevin Jacobs
Zakiyyah Moore
Delisa Coleman
Reson Holloway
Gregory Chisley
Anthony Baxter
Kennesha Davis
Samuel Gray
Quadri Oladipupo
Shirley Coleman
Melissa Campbell
Timothy Davis
Di'andra Hillard
Aaron Alexander Banks
Erika A Grantham
Derrick Douglas
Vernice D Gallon Clyburn
Jamille Giles
Rachel Hunter
Dionne Shoffner
Nadine Derry
Shana Lee
Rondey Wood
Annette Morrison
Roy S PRUSAK
Patricia Little
Claudie Allen
Darline Cherisme Chudoba
Fonate Tolbert
Shanica Charles
Manuel McCoy
Norman Anderson
Adyl Charles
Robert Scott
Shinlece A Juninus
Charleston Royster
Marvin Lewis Jr
Daniel Oslin
Jeremiah Owens
Juan Rodriguez
Denerick Henderson
Cylita Harris
Patricia Azeh
Michael Clark
Alvan MAKOUNDI-TCHIBI...
Mark R Smith
Jeremiah Gomez
Darlene Cooper
Mkpongke Peter
Timothy Smith
Laylaa Shaheer
Angela Qawi
Inga Spinks
Addie Keaton Harris
Stephanie Walton
Alexis Adonay Andrade
Lakieva Harper
Michelle GARRETT
George T Carroll Jr
Tamara Baguidy
Darius Hayes
Simone Wiggins
Clyford Volcy
Brian Drummond
Devon Richardson
Korea Horton
Olusepe Otuyelu
Ashley Quarles
Melvin Busby
Robert M Justin II
Patricia Young
Tameia Funchess
Yahnnie Hamashiach
Kevin Hunter
Karla Daniel
Adam Clayton
Brittany Coleman
Uzoamaka Alusi
Tanya Walters
Jennings Gardner
Venkatarao Tirupathi
Thao Vy Bui
Qiana Nimmer
Patricia Minus
Janique Myers
James Rodney Hendrix
Nneka Nnamdi
Joseph Chambers
Danielle Eiler
Jerren Smith
Wendell Harris
Tracey Harris
Re'jan Levy
Robin Dufault
Kenyatta Smith
Felix Vayssieres
Adrian Burton
Charles Ward
Jarreth Jackson
Sandra Anglade
Yoo Ri Kim
Zakiya Jones
John Bernal
Alvin Canton
Adaeze Ogbuaku
Maudia McCastle
Nikkia Carter
Lanna Brasure
Jonathan Santure
Don Jones
Marcillinus M. Agu
Andrew Smith
Lakisha Wilson
Aretha Scott
Nicholas C Lohmeier
Ernest E Wiley Jr
Ngozika R Okeke
Michael Stroneski
Christine Monroe
Cameron Adams
Anthony Wyatt
Michelle Shaffer
Bryan Hines
Donald J Jackson
Kisha Robinson
Yolanda Marie Newkirk-G...
Shequena Gibbons
Cecily Gardner Kohler
Omar Carter
Christopher Smith
Antoinette Boone
Anitra Shanel Lee
William Johnson, IV
Shaiyla Adams-Brown
Adebimpe Osiniloye
Trevon McGeorge
Andrew Haine
Gia Gustave
Tamiko Utley
Schkela Bolden
Timothy Blue
Ericka Pasley
Mario M Teel Jr.
Shere Brown
Harry Coleman
Nadine Deshommes
Kadian Westney
Theduis Booth
Constance A Portis
Darolyn Strange
Kamaria Abdullah
Yolanda S. Glover
Keilida Henson
Yordan Martinez
Robert Cummings
Joan Raphael
Jesus Caro
Paul T Humphries
Bryant Wyatt
Maurice Johnson
Raashida Britt
Daisy Torres
Samuel Johnson
Sylvia Thomas
Loretta Thompson
Samuel Holbert
Daryl Frink
Sandra M. Ayika
Kenyana Yvette Williams
Tonja Conic
Anika Augustin
Ryane Rumsey
Thanh Lam
Christine Sutherlin
Ryan Cole
Katrina Ryan
Lynette Roberson
Samuel D. Godin
Xaelle Brown-Shoffner
Angela Henry
Dar'ron Anderson
Destin Simon
Jean Lourdy Rosembert
Juan Nava Munoz
Tina Johnson
Brian Despinasse
Ingrid Ellis
Keith Jenkins
Chantel Lewis
Lydia Williams
Jimmy Acres
Amira Perry
Terry Forde
Horace Brooks
Gerald Lloyd
Patrice A. Moore
Athena Jefferson
Caleb Jeffrey Walker
Frederick Mulkey
Stephany Davis
Clifford Marise Hammonds
Danika Probus
Natasha Boyce
Christian Taylor Smith
David Jonathan Marrs
Logan Everett Norris
Julian Haffner
La Voydis N Powell
Share Echols
Tamara Powell
Joseph Foelker
Roshanda Hanson
Vanita M. Sanders
Kibret W.
Omarrah Reid-Christie
Michael O'Connor
Johnny Jones II
Javaughn Sweet
Anna Bustamante
Stuart P. Smith
Holly Carr
Albert Green
Helena Berube
Jaq Kunz
Annie Lois Jackson
Song HYUNJIN
Kimroy Mcknish
Ricky And Talibah Rice
Derrick Reid Jr
Israel Alexander Arana
Hannah Varian
William Emmel
Anthony Joseph
Carl Mc Gilbert Jr
Robin Wright
Robert Taylor
Timothy Gordon
Cristin Coleman
Paul Spencer
Natalie Sanders
Lamarr Foster
April Forbes
Sarn Saetern
Andre Smith
Odalys CASTRO
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
Kerry Wilson
De Ja Moore
Yapo C. SOMBO
Charles Conner Jr
Grace Covington
Andrew Gustman
Joe Okeke
Adam Ali
Neisan Modarres
Christian Ujoh
Monica Stuckey
Deshon Hayes
Kim Jones
Devin Newton
Bertina Solomon
Jeffrey A Dawkins
Steven Hill
Lovella Jones
Andria Redmond
Natoya Patterson
Jessica McPeek
William C Williams
Stanley Reed
Candace Howard
Zeola Carey
Nohel Torres Flores
Stefanie Emanuel
Danny Kadomsky
S Kennon Brown
Karen M Beckles
Martasia Person
Justin Wilson
Lazandreouse Sanders
Najmah Abdullah-Harris
Troy Carpenter
Jarvis Alexander
Tyhesha Flemings
Airlyn Lawson
Jeff Kleid
Crystal Jones
Andre Rye
Utesa Escudero
Patrick Mundia
Eugene Early
Timnesha Fowler
Richard Slew
Roz Scott
Martin Abendano
Joseph Horace
Joshua Angilot
Rodney Eggleston
Anthony Stubbs
Marc Ames
Standra Cameron
Jessica Bey
Sophia Brownie-Jarvis
Sylvia A Dixon
Justin Long
Shannon Washington
Michelle Richardson
Christopher Abrams
Ashley Hutto
Cedric Lloyd
Alvester Williams
Tonya Johnson
Raymond Salcedo
Janica Barnett
Africa Faison
Larry Gentry
Tania Martelly
Rashard Townes
Shannon Thornton
Desiree Saunders
Cerica Pope Green
Derrick Pitts
Jabari Walker
Terrance Houston
Jafarie Davis
Robert Gandy
Robert Tremble
Maulana Dotch
Akim Burris
Reginald Evans
Valencia Strohman
Sean Thompson
Aubrey L Moore
Juliet NAKYEYUNE
Aaron Edwards Hall
Jamila Daniel
Daryl A CHAMBERS
Herman Theodorus
Carla Mattox
Josiphia Lekeane
Tywana Haynes
Joirionne Jackson
Brian Schwartz
Sayra Arreola
Lorenzo Young
Creed Ryan
Rochanda TUCKER
Parnell Damone Marcano
Keith L Houston
Lamar Oglesby
Srini Kottakota
Javier Gonzalez
Moncellia Scott
Phil Veals
Tristen Luna
Natasha Calloway-Adams
Erica Sims
Michelle Nesmith
Michael Derouin
Daniel Bisch
John MALBRO
Karen Chambers
Ralph A Williams
Nikko Jones
Tifernie Irby
Raymond Fuller
Robert Cook
Sabrina Parker
James R MICHAUD
Ebrandon Hawkins
Jerel Inge
Black Rock Legacy
Maudood Abdul-Qaadir
Alex Vieux
Adrian Bey
Renita Gray
Ibrahima Diallo
Jawharrah Bahar
Clarence McNair
Larry James
Durojaiye Salaam
Adeyemi Adeola
Pamela Ray
Venessa Ukaegbu
Arey Glass Sr.
John M Cameron
Catrice Moore
Evan Mignogna
Nicole Updegraff
Lorenzo Blake
Jason Morotti
Moise Lorre
Anthony Wagstaff
Atiba Haley
Ryan Meador
Paris Taylor
Michelle Peterson
Heather Lynne Moore
Leon Alexander
Rafael Dugas
Monroe P Johnson
Angela Campbell
Victoria Kennedy
Tory Clark
Kyleigh Brandon
Leonard NGIMUH
Jerome Battidte
Casey Warner
Tekita Washington
Kala Maxwell
Linda Franks
Lenina Watson
Tanisha Killian
Terry Garland
Patricia M Joseph
Nkaya Williams
Curtis Franklin
Wesley L Ferguson
Sherise Minor
Travon Jones
Jeffrey C. Wilson
Richard Cheaves
Donta Jackson
Glen Finnikin
Carlina Jenkins
James Lewis
Louis E Wright Jr
Bria Haygood
Deangelo Hood
Ayodeji Rojugbokan
Alex Tao
Mark Shah
Ivana Norgah
Sheldon Clarke
David Martinelli
Ella Cassidy
Donnie Johnson
Rob Shalbetter
Dawn Green
Sharon Stewart-Alexander
Marquan Hayes
Tanya Howe
Tracy Moultrie
Cosette Hampton
Tyrone Evans
Craig Williams
Brittini Anderson
Parineeta Kuntamukkala
Heather Epps
Gloria Laryea
Kerma Clarke
Antonia Rambus
Schneur Z Wolf
Cebien Charles
Gwenetta Bingham
Dalshon Smith
Chazz Burnett
Tameika Finley
Pilar Newsome
Quentin Malveaux
Shawn Baker
Darius Landers
Mark Cooper
Branden Jones
Angela Jones
Olalekan Olatunde
Donte Pitt
Joirionne Jackson
Asherdee Diamond
Ryne Jones Sr
Makebia Rorie
Vincent Jansen
Angelia Conyers
Mary Brown
Joell C Mccaskill Bourdeau
Rocky MOREAU
Dayna Pipes
Luz Mejia
Melissa Salena Jackson
William Clark
Lisa Young
Kenya Neely
Brian Bundy
Vanessa Jasmine Joseph
Kevin Guest
Francisco Carmona
Lucretia Humphrey
Jayson Hall-Ister
Timothy Davis
Kamiko Lewis
Chani Williams
Antoinette S Spencer
Jouven Grey
Kathy Elder
Maurice Mobley
Otis Green
Lionel Marshall
Jordan Henderson
Laklas Howard
Edward Skinner III
Rajiya Lataillade
Antonio Delgado
Brian C Gamble
Shawnequa Reavis
Donald Brown
Shamika Lindsey
Marcia A Chance
Tony STEVENS
Michael McMillan
Wilmar Lee
Glenn Yokota
Jordan Lovan
Svonda N Lewis
Lisa L Green
Beverly Russell
Ariel Kindrow
Johnathan Patrick
Billy Jordan
Pershing Johnson Jr.
Jennifer Jones
Angelica Williams
Claretha C Bradshaw
Frantz Junior Orelus
Jamont Allen
Cory Perkins
Allen McCall-Wall
Ronald Nevilles
Shavonia Lewis
Maurice Franklin
Giovani Ascencion
Shavonne Ashley
Scottie Arrington
Bob DeLuca
Shaquille Mathurin
Felicia Taylor
Fitzgerald Lloyd II
Nyetta Lloyd
De Marc Anderson
Danny Gonzalez
Duane Elsey
Julio C Escudero
Tekia Baisden
Collin McGriff
Barbara Johnson
Jalil Freeman
Eddie Willis III
Hunter Harig
La Toya Brogan
Kristan Ashley Wrencher
Tecella Brown
John Hargrove
Arthurton Ivan Richards
Alex Txoovtub Lee
Ronnie Frost
Thaddeus Lucas
Stephany Fagbohoun
Krissy Andrews
Patrice Derivois
Jamaal Lee
Anzio Seals
Janelle White
Eli Maxie
Athena Bryant
Dontay L Massey
Felicia Osborne
Ashton Cobb
Anthony S Hudson
Phillip Pope
Jonathan Eustache
Keith Mangum
Patrick Rau
Tomika Williams
Trachelle Lucas
Lara A Cook
Natasha Bhoolai
Kenya Taylor
Lakara Griffin
Katy Fleurant
James Calabresi
Daniel Edwards
Chinwe Ngwu
Chad Kutcherman
Cinthia Colon
Morresha Kennedy
Bobby Evans
Felix Puno III
Katreashe Watson
Jasara Ponton
Ronesha Strickland
Patricia Titti-Garfoot
Jonya Pratcher-El
Bobby Terell Bryson Jr
Pam Owens
Oluwatosin Michael Habe...
Keith Carter
Menes Steel
Gervin Moreau
Chris Sacarabany
David Foster
Jeremy Mills
Shiraz Dhanani
Mkpongke Peter
Eddie Blacknell

Thank You!

From the Boaz Bikes Team



Emil I NNANI
CEO



Chris W
COO



Cory Smith

CFO

MBA in finance from Wharton. Helped lead SportsRecruits to their 1st year of profitability. Helped startups raise millions in seed funding. Ran financials for a health care company with over $9 Billion in revenue.

in



David Valaer

Advisor

Private Equity Investor, Entrepreneur, and pilot. Many successful exits and sits on the board of multimillion dollar companies.

in

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Emil Nnani	CEO @ Boaz Bikes	2018

Officers

OFFICER	TITLE	JOINED
Christiana Winfrey	COO	2019
Cory Smith	CFO	2019
Emil Nnani	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Emil Nnani	Membership Interests	62.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2019	$100,000		Other
12/2019	$337,500		Regulation D, Rule 506(b)
12/2020	$200,000	Preferred Stock	Section 4(a)(2)
01/2021	$70,000	Safe	Section 4(a)(2)
09/2021	$340,891		4(a)(6)
10/2021	$55,000		Section 4(a)(2)
12/2021	$300,000		Section 4(a)(2)
05/2022	$875,385		4(a)(6)
02/2023	$153,104	Preferred Stock	Section 4(a)(2)
04/2023	$39,500		Other
07/2023	$200,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2019	$337,500	8.0%	20.0%	$9,500,000	12/31/2024
07/26/2023	$200,000	10.0%	20.0%	$15,000,000	07/26/2026

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Anthony Linson	02/15/2019	$100,000	$0	10.0%		Yes
Emil Nnani	10/01/2021	$55,000	$55,000	2.0%	06/01/2025	
Social Impact	12/01/2021	$300,000	$300,000	8.0%	12/01/2024	Yes
SBA PPP loan	04/01/2023	$39,500	$0	0.0%		

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

COVID-19 may pose a risk as it puts cities into shelter in place and limits individual movement. Government regulations that we are subject to could change at any time.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Cory Smith is part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Coronavirus scares could possibly shut the government down and push plans of an early exit back a few months to a year depending on if there is another outbreak.

We have no secured or filed patents for our new Model 3 vehicle which we plan to do once we close funding round (hence the reason we are only showing the model to a selective few).

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Christiana Winfrey is part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We lose 2.5-5% of our fleet every month to repairs and theft. Our current suppliers are in China and continued trade wars and virus outbreak can result in a higher per vehicle cost.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we

do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of units of Preferred Units calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $15,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Boaz Bikes Inc

- Delaware Corporation
- Organized December 2018
- 21 employees

7600 Chrysler dr.
Unit 101
Detroit MI 48211

http://www.boazbikes.com

Business Description

Refer to the Boaz Bikes profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Boaz Bikes has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.